Callan JMB Inc.

244 Flightline Drive

Spring Branch, Texas 78070

September 18, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Scott Anderegg

Re:	Callan JMB Inc.
Registration Statement on Form S-1
File No. 333-289849

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Callan JMB Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 9:30 a.m., Eastern Time, on Monday, September 22, 2025, or as soon thereafter as possible. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Sichenzia Ross Ference Carmel LLP by calling Barry P. Biggar, Esq. at (646) 838-4433. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Sichenzia Ross Ference Carmel LLP, Attention: Barry P. Biggar, Esq, by email at bbiggar@srfc.law.

If you have any questions regarding this request, please contact Barry P. Biggar, Esq. of Sichenzia Ross Ference Carmel LLP, at (646) 838-4433.

Very Truly Yours,

By:	/s/ Wayne Williams
Name:	Wayne Williams
Title:	Chief Executive Officer

cc:	Barry P. Biggar, Esq. of Sichenzia Ross Ference Carmel LLP